UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Griffon Corporation

(Name of Issuer)

Common Stock, $0.25 par value

(Title of Class of Securities)

398433102

(CUSIP Number)

VOSS CAPITAL, LLC

3773 Richmond Avenue, Suite 500

Houston, Texas 77046

(281) 770-0379

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS VALUE MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		523,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

523,400
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

523,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

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CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		93,499
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

93,499
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

93,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

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CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		616,899
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

616,899
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

616,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,208,099
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		125,753
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,208,099
	10	SHARED DISPOSITIVE POWER

125,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,333,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,208,375
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		125,753
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,208,375
	10	SHARED DISPOSITIVE POWER

125,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,334,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 398433102

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 523,400 Shares beneficially owned directly by Voss Value Master Fund is approximately $16,175,241, including brokerage commissions. The aggregate purchase price of the 93,499 Shares beneficially owned by Voss Value-Oriented Special Situations Fund is approximately $2,897,860, including brokerage commissions. The aggregate purchase price of the 716,953 Shares held in the Voss Managed Accounts is approximately $24,470,073, including brokerage commissions.

Mr. Cocke acquired 276 Shares in connection with his prior service as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 20, 2024, Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts (collectively, the “Selling Shareholders”) entered into a stock purchase and cooperation agreement (the “Agreement”) with the Issuer, pursuant to which the Issuer repurchased 1,500,000 Shares beneficially owned by the Selling Shareholders in a private transaction. The purchase price per Share was $65.50, for an aggregate purchase price of $98,250,000, and represented a 3.7% discount from the price of $68.04 of the Shares at the close of trading on February 16, 2024. Pursuant to the Agreement, Mr. Cocke resigned as a member of the Board, effective at 9:30 AM EST on February 20, 2024.

The repurchase of the Shares pursuant to the Agreement was consummated under the Board-authorized share repurchase program, and the repurchased shares will be held in treasury. The Audit Committee of the Board, comprised solely of independent directors not affiliated with the Selling Shareholders, approved the transactions contemplated by the Agreement.

Pursuant to the Agreement, the Reporting Persons have agreed to abide by certain customary standstill restrictions and a mutual non-disparagement provision, which are effective for the two-year period beginning on the date of the Agreement (the “Standstill Period”), and have committed to vote (i) in favor of each director nominated and recommended by the Board for election, (ii) against any nominees for director that are not approved and recommended by the Board, (iii) against any proposals or resolutions to remove any member of the Board and (iv) in accordance with recommendations by the Board on all other proposals or business that may be the subject of shareholder action, in each case at the Company’s 2024 Annual Meeting of Shareholders, subject to certain exceptions. The Agreement also grants the Issuer a right of first offer on any proposed sale by the Reporting Persons of a block of 100,000 or more Shares during the Standstill Period. The Agreement contains customary representations, warranties and covenants of the parties.

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CUSIP No. 398433102

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement filed as Exhibit 99.1 to this Amendment No. 4 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 50,946,212 Shares outstanding, as of January 31, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 7, 2024.

A.	Voss Value Master Fund
(a)	As of the date hereof, Voss Value Master Fund beneficially owned 523,400 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 523,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 523,400
4. Shared power to dispose or direct the disposition: 0
(c)	Other than in connection with the Agreement described in Item 4 above, Voss Value Master Fund has not entered into any transactions in the Shares during the past 60 days.
B.	Voss Value-Oriented Special Situations Fund
(a)	As of the date hereof, Voss Value-Oriented Special Situations Fund beneficially owned 93,499 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 93,499
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 93,499
4. Shared power to dispose or direct the disposition: 0
(c)	Other than in connection with the Agreement described in Item 4 above, Voss Value-Oriented Special Situations Fund has not entered into any transactions in the Shares during the past 60 days.
C.	Voss GP
(a)	Voss GP, as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 523,400 Shares owned by Voss Value Master Fund and (ii) 93,499 Shares owned by Voss Value-Oriented Special Situations Fund.

Percentage: Approximately 1.2%

8

CUSIP No. 398433102

(b)	1. Sole power to vote or direct vote: 616,899
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 616,899
4. Shared power to dispose or direct the disposition: 0
(c)	Voss GP has not entered into any transactions in the Shares during the past 60 days. Further, other than in connection with the Agreement described in Item 4 above, neither Voss Value Master Fund nor Voss Value-Oriented Special Situations Fund have entered into any transactions in the Shares during the past 60 days.
D.	Voss Capital
(a)	As of the date hereof, 716,953 Shares were held in the Voss Managed Accounts. Voss Capital, as the investment manager of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 523,400 Shares beneficially owned by Voss Value Master Fund and (ii) 93,499 Shares beneficially owned by Voss Value-Oriented Special Situations Fund.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 1,208,099
2. Shared power to vote or direct vote: 125,753
3. Sole power to dispose or direct the disposition: 1,208,099
4. Shared power to dispose or direct the disposition: 125,753
(c)	Other than in connection with the Agreement described in Item 4 above, there have been no transactions in securities of the Issuer by Voss Capital, on behalf of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, or through the Managed Accounts during the past 60 days.
E.	Mr. Cocke
(a)	Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 276 Shares owned directly by him; (ii) 523,400 Shares owned by Voss Value Master Fund, (iii) 93,499 Shares owned by Voss Value-Oriented Special Situations Fund and (iv) 716,953 Shares held in the Voss Managed Accounts.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 1,208,375
2. Shared power to vote or direct vote: 125,753
3. Sole power to dispose or direct the disposition: 1,208,375
4. Shared power to dispose or direct the disposition: 125,753
(c)	Mr. Cocke has not entered into any transactions in the Shares during the past 60 days. In connection with Mr. Cocke’s resignation from the Board, as further described in Item 4 above, the 3,308 Restricted Shares previously granted to him will not vest in accordance with their terms and have been forfeited, effective as of February 20, 2024. Further, other than in connection with the Agreement described in Item 4 above, there have been no transactions in securities of the Issuer by Voss Value Master Fund, Voss Value-Oriented Special Situations Fund, Voss Capital or through the Managed Accounts during the past 60 days.
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CUSIP No. 398433102

(e)	As of the close of business on February 20, 2024, the Reporting Persons ceased to beneficially own more than 5% of the Issuer’s outstanding Shares.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 20, 2024, the Selling Shareholders and the Issuer entered into the Agreement (as defined and described in Item 4), which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement, dated February 20, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 20, 2024).

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CUSIP No. 398433102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2024

VOSS VALUE MASTER FUND, L.P.

By:	Voss Advisors GP, LLC General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, L.P.

By:	Voss Advisors GP, LP General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS ADVISORS GP, LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS CAPITAL, LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

11